Mail Stop 6010

November 5, 2007

Ms. Alice Varisano
Chief Financial Officer
Excel Technology, Inc.
41 Research Way
East Setauket, New York 11733

      Re: **Excel Technology, Inc.**
              Form 10-K for the year ended December 31, 2006
              Filed February 20, 2007
              File No. 000-19306

Dear Ms. Varisano:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant